UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rand Logistics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

752182105

(CUSIP Number)

David M. Knott

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,718,214

	8.	Shared Voting Power 210,370

	9.	Sole Dispositive Power 3,943,064

	10.	Shared Dispositive Power 21,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.0%*

14.	Type of Reporting Person (See Instructions) IN

*The Reporting Parties own approximately 15.3% of the Company’s outstanding common stock. The calculation of the percentage set forth above assumes (i)  the exercise by the Reporting Parties of 1,504,000 presently exercisable warrants acquired in connection with the Company’s initial public offering and (ii) the conversion of 150,000 shares of Series A Convertible Preferred Stock which are convertible into 1,209,675 shares of common stock.  The Reporting Parties have not yet exercised or converted any of such warrants or Series A Convertible Preferred Stock.  In connection with the Company’s initial public offering, the Company has (i) approximately an additional 7,696,000 exercisable warrants outstanding and (ii) an additional 150,000 shares of Series A Convertible Preferred Stock outstanding (also convertible into 1,209,677 shares of common stock) held by security holders other than the Reporting Parties.  This calculation does not assume the conversion of any warrants, options, Series A Convertible Preferred Stock or other derivative securities held by security holders other than the Reporting Parties, whether or not exercisable.

CUSIP No. 752182105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,718,214

	8.	Shared Voting Power 210,370

	9.	Sole Dispositive Power 3,943,064

	10.	Shared Dispositive Power 21,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.0%*

14.	Type of Reporting Person (See Instructions) CO

*The Reporting Parties own approximately 15.3% of the Company’s outstanding common stock. The calculation of the percentage set forth above assumes (i)  the exercise by the Reporting Parties of 1,504,000 presently exercisable warrants acquired in connection with the Company’s initial public offering and (ii) the conversion of 150,000 shares of Series A Convertible Preferred Stock which are convertible into 1,209,675 shares of common stock.  The Reporting Parties have not yet exercised or converted any of such warrants or Series A Convertible Preferred Stock.  In connection with the Company’s initial public offering, the Company has (i) approximately an additional 7,696,000 exercisable warrants outstanding and (ii) an additional 150,000 shares of Series A Convertible Preferred Stock outstanding (also convertible into 1,209,677 shares of common stock) held by security holders other than the Reporting Parties.  This calculation does not assume the conversion of any warrants, options, Series A Convertible Preferred Stock or other derivative securities held by security holders other than the Reporting Parties, whether or not exercisable.

Item 1.                          Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 450 Park Avenue, 10th Floor, New York, New York  10022.

Item 2.                          Identity and Background

This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, the “Partnerships”).  The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation (“Dorset”) which provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”).  The business address of Dorset is 485 Underhill Boulevard, Syosset, New York 11791. Collectively, Dorset and Mr. Knott are referred to as the Reporting Parties.

During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Units (each Unit consisting of Common Stock and two warrants to purchase one share of Common Stock), Series A Convertible Preferred Stock and Common Stock purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Units, the Series A Convertible Preferred Stock and the Common Stock.  The aggregate amount of consideration used by the Reporting Parties in making such purchases was $14,961,626.

Mr. Knott effects purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                          Purpose of Transaction

The acquisition of the Units, Common Stock and Series A Convertible Preferred Stock of the Company by Mr. Knott was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

The Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                          Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 3,964,564 shares of Common Stock, which represents 37.0% of all outstanding shares of Common Stock.

Of the aggregate number of shares of Common Stock reported by the Reporting Parties in this Schedule 13D, such Reporting Parties have the right to acquire 1,209,675 shares of Common Stock upon the conversion of Series A Convertible Preferred Stock beneficially owned by the Reporting Parties.

Of the aggregate number of shares of Common Stock reported by the Reporting Parties in this Schedule 13D, such Reporting Parties have the right to acquire 1,504,000 shares of Common Stock upon the conversion of presently exercisable warrants owned by the Reporting Parties.

The Reporting Parties presently own approximately 15.3% of the Company’s common stock.  The beneficial ownership percentage of 37.0% assumes the exercise of the warrants and the conversion of the Series A Convertible Preferred Stock.

.(b)          Mr. Knott individually has the sole power to vote 3,718,214 shares of Common Stock and dispose of 3,943,064 shares of Common Stock beneficially owned and held in the Partnerships’ accounts.  As President of Dorset, Mr. Knott (i) shares with certain of Dorset’s clients the power to vote that portion of 188,870 shares of Common Stock beneficially owned and held in their respective accounts, (ii) has no power to vote with respect to 35,980 shares of Common Stock beneficially owned and held in their respective accounts and (iii) has shared dispositive power with respect to 21,500 shares of Common Stock beneficially owned and held in their respective accounts.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.

(c)           The following table details transactions effected during the past sixty days.

Shoshone Partners, LP

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	173,089	$5.41	Private Placement

Matterhorn Offshore Fund Limited

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	106,600	$5.41	Private Placement

Knott Partners, L.P.

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	178,000	$5.41	Private Placement

Good Steward Trading Company SPC

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	1,700	$5.41	Private Placement

Commonfund Hedged Equity Company

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	1,400	$5.41	Private Placement

Finderne LLC

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	9,500	$5.41	Private Placement

Mulsanne Partners, LP

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
August 1, 2006	P	7,100	$5.41	Private Placement

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Common Stock.

Item 7.                          Materials to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 1, 2006

/s/ David M. Knott
David M. Knott

Dated: August 1, 2006	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President